1-A/A

RECEIVED
SEP 23 2010
DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES



BANK OF IDAHO
HOLDING COMPANY



10013159

Received SEC
SEP 23 2010
Washington, DC 20549

September 22, 2010

Via Facsimile and Regular Mail

John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

RE: Bank of Idaho Holding Co.
Form 1-A

Dear Mr. Reynolds:

In June, the Bank of Idaho Holding Co. ("BOI") filed Form 1-A with the Securities and Exchange Commission ("SEC") seeking to raise approximately $3 million dollars of capital. The capital was to be used to meet regulatory capital requirements and provide for additional growth in anticipation of the recovering economy. Concurrently, in accordance with Rule 255 under the Securities Act of 1933, BOI provided a Preliminary Offering Circular to its existing shareholders in order to allow them to exercise their preemptive rights. It also provided the Preliminary Offering Circular to other individuals with whom BOI had a pre-existing relationship and had previously expressed an interest in investing in BOI. BOI did not offer its shares through any general solicitation or advertising nor did BOI sell any shares pursuant to the Form 1-A Offering Statement.

Since the initial filing, the regulatory environment for financial institutions, including BOI, has changed. At this time, BOI needs to raise in excess of $5 million dollars in order to meet its regulatory capital requirements, and Regulation A's $5 million dollar limit on the aggregate offering price no longer allows BOI to raise the needed capital. As a consequence, BOI respectfully requests that the SEC consent to the withdrawal of its Offering Statement. Please note that BOI plans to commence a private placement offering to only accredited investors under Rule 506 of Regulation D no earlier than 30 calendar days after the effective date of the withdrawal of BOI's Form 1-A Offering Statement.

Sincerely,

Park Price
President

151 N. Ridge, Suite 240 • P.O. Box 1487 • Idaho Falls, Idaho 83403
Telephone (208) 524-5500


MEMBER FDIC
EQUAL HOUSING LENDER

FAX



BANK OF IDAHO

151 N. Ridge, Suite 240
Idaho Falls, ID 83402
Telephone: (208) 528-3001
Fax: (208) 542-9478
Email: p.price@bankofidaho.net

To:	MR. JOHN REYNOLDS	**From:**	PARK PRICE
Fax:	703-813-6963	**Pages:**	2
Phone:		**Date:**	9/23/2010
Re:	BANK OF IDAHO FORM 1-A	**CC:**	ERIC OLSEN, ZSOLT BESSKO

☐ **Urgent** ☐ **For Review** ☑ **Action Required** ☐ **Please Reply** ☐ **Please Recycle**

● **Comments:**

PLEASE SEE ATTACHED LETTER.